Exhibit 3.1

AMENDMENT TO
THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES
OF ASSOCIATION
OF
COPLEY ACQUISITION CORP

RESOLVED, as a special resolution, that, subject to and conditional upon the passing of the resolution to amend the investment management trust agreement, dated as of April 30, 2025, between the Company and Continental Stock Transfer & Trust Company proposed at the extraordinary general meeting of the Company at which this resolution is proposed, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a) the deleting the existing definition of “Deadline Date” in Article 1.1 in its entirety and inserting the following new definition of “Deadline Date” in its place:

Deadline Date: means the later of (a) the date that is 18 months after the closing date of the IPO (the last day of such 18 month period being the First Deadline Date) and (b) if one or more Monthly Extensions have been validly exercised in accordance with Article 54.9, the last day of the latest Monthly Extension so exercised, provided that in no event shall the Deadline Date be later than the date that is 30 months after the closing date of the IPO;

(b) by deleting the definitions of “First Extension Option” and “Second Extension Option” in Article 1.1 in their entirety;

(c) by deleting the existing definition of “Extension Loans” in Article 1.1 in its entirety and inserting the following new definition of “Extension Loans” in its place:

Extension Loans: means any loans made to the Company to fund any Extension Payment;

(d) by inserting the following new definitions in Article 1.1 in the appropriate alphabetical order:

Extension Payment: means, in respect of each Monthly Extension, additional funds equal to US$200,000;

Monthly Extension: means each extension, by one month, of the period of time within which the Company must consummate a Business Combination, up to a maximum of 12 such extensions, effected in accordance with Article 54.9;

(e) by deleting Article 54.9 in its entirety and inserting the following in its place:

54.9 The Directors may, but shall not be obligated to, at the request of the Sponsor and by resolution of the Directors, extend the period of time to consummate a Business Combination by up to 12 Monthly Extensions, each of one month, from the First Deadline Date (or, following the exercise of one or more Monthly Extensions, from the last day of the latest Monthly Extension so exercised) up to the date that is 30 months after the closing date of the IPO, provided that, in respect of each Monthly Extension: (a) the Sponsor (or its Affiliates or designees) has given the Company written notice requesting such Monthly Extension not less than five days prior to the then applicable Deadline Date; and (b) the Company has deposited, or caused to be deposited, into the Trust Account on or prior to the date that is two (2) days prior to the then applicable Deadline Date the Extension Payment.

(f) by deleting Article 54.10 in its entirety and inserting the following in its place:

54.10 [Reserved].